One TSYS Way	James B. Lipham
Post Office Box 1755	Senior Executive Vice President &
Columbus, GA 31902-1755	Chief Financial Officer
+1.706.649.2262 tel

June 9, 2014

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Fiscal Quarter Ended March 31, 2014
Filed May 8, 2014
File No. 001-10254

Dear Mr. Gilmore:

This letter is written in response to your Letter of Comment dated June 5, 2014 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2013 and Form 10-Q for the three months ended March 31, 2014. For your convenience the Staff’s comment has been incorporated verbatim below and the Company’s response immediately follows the comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Measures, page 28

1.	In your adjusted EBITDA, adjusted cash earnings and adjusted cash earnings per share measures you add back NetSpend merger and acquisition expenses and label them as non-recurring. It appears the nature of merger and acquisition expenses are not non-recurring as you have completed other acquisitions within the past two years. Please confirm to us that you will not refer to these items as non-recurring in future filings or explain to us why such a description is appropriate. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03, in the Non-GAAP Financial Measures section of our Compliance and Disclosure Interpretations.

Page Two

Mr. Patrick Gilmore

June 9, 2014

TSYS will not refer to these items as non-recurring in future filings.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/ James B. Lipham
James B. Lipham Senior Executive Vice President and Chief Financial Officer